Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

31 July 2018

Vedanta Limited

Consolidated Results for the First Quarter

ended 30 June 2018

Q1 EBITDA up 31% y-o-y to ₹ 6,529 crore

Q1 PAT up 2% y-o-y to ₹ 1,533 crore

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the First quarter (“Q1”) ended 30 June 2018.

Financial Highlights

•	Continued strong financial performance

•	Revenues of ₹ 22,206 crore, up 15 % y-o-y

•	EBITDA of ₹ 6,529 crore, up 31% y-o-y

•	Robust EBITDA margin[1] of 34%

•	Attributable PAT at ₹ 1,533 crore, up 2% y-o-y

•	Strong Balance Sheet

•	Net Debt/EBITDA at 1.1x lowest among Indian peers

•	Strong financial position with total cash & liquid investments of ₹ 35,251 crore

•	Others

•	Completed acquisition of 90% stake in Electrosteels Steel Limited (ESL) for ₹ 5,320 crore and new Board appointed

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 8

Unaudited Results for the First Quarter ended 30 June 2018

Operational Highlights

•	Oil & Gas:

•	Average gross production of 195 kboepd, up 4% y-o-y

•	Execution of $2.3bn (gross) growth projects on track

•	Zinc India:

•	Mined metal at 212kt, underground production up 7% q-o-q

•	Gamsberg commercial production to commence in Sept 2018

•	Iron Ore: Our mining allocation at Karnataka doubled to 4.5mt

•	Aluminium: Record quarterly Aluminium production of 482kt and commencement of Odisha bauxite delivery

•	TSPL: Plant availability of 91%

1.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Kuldip Kaura, Chief Executive Officer, Vedanta Ltd, said: “We delivered strong EBITDA and steady margins this quarter driven by record volumes in aluminium, higher production in Oil & Gas, as well as, supportive commodity prices. We are excited about the growth across our portfolio of Zinc, Aluminium and Oil & Gas. The projects are advancing well to meet key milestones and we are confident of the progressive volume uplift in the coming quarters”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 8

Unaudited Results for the First Quarter ended 30 June 2018

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

FY 2018	Particulars (In ₹ crore, except as stated)	Q1	Q1	% Change	Q4	% Change
		FY 2019	FY 2018		FY 2018
92,923	Net Sales/Income from operations	22,206	19,342	15%	27,630	(20)%
25,470	EBITDA	6,529	4,985	31%	7,929	(18)%
36%	EBITDA Margin[1]	34%	36%		38%
5,783	Finance cost	1,546	1,626	(5)%	1,424	9%
3,574	Other Income	418	1,089	(62)%	993	(58)%
22,955	Profit before Depreciation and Taxes	5,156	4,356	18%	7,406	(30)%
6,283	Depreciation	1,796	1,448	24%	1,683	7%
16,672	Profit before Exceptional items	3,360	2,908	16%	5,723	(41)%
(2,897)	Exceptional Items (Credit)/Expense [2]	—	—		(2,869)
5,339	Tax excluding DDT	1,112	675	65%	2,403	(54)%
(1,536)	Tax – DDT	—	—		(1,536)
2,074	Tax – Special Items	—	—		2,050
13,692	Profit After Taxes	2,248	2,233	1%	5,675	(60)%
12,869	Profit After Taxes before Exceptional	2,248	2,233	1%	4,856	(54)%
11,333	PAT (before Exceptional & DDT)	2,248	2,233	1%	3,320	(32)%
3,350	Minority Interest	715	732	(2)%	873	(18)%
10,342	Attributable PAT after exceptional item	1,533	1,501	2%	4,802	(68)%
9,561	Attributable PAT before exceptional item	1,533	1,501	2%	3,956	(61)%
8,025	Attributable (before exceptional & DDT)	1,533	1,501	2%	2,420	(37)%
28.30	Basic Earnings per Share (₹ /sh.)	4.13	4.04	2%	12.95	(68)%
26.17	Basic EPS before Exceptional (₹ /sh.)	4.13	4.04	2%	10.67	(61)%
21.96	Basic EPS (before exceptional & DDT)	4.13	4.04	2%	6.53	(37)%
64.45	Exchange rate (₹ /$) – Average	67.04	64.46	4%	64.31	4%
65.04	Exchange rate (₹ /$) – Closing	68.58	64.74	6%	65.04	5%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to confirm to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 8

Unaudited Results for the First Quarter ended 30 June 2018

Revenues

Revenue in Q1 was up 15% y-o-y on account of higher volumes at Aluminium, Oil & Gas business, higher availability at TSPL, currency depreciation and higher commodity prices partially offset by lower volumes at Zinc India, Zinc International, Iron Ore business and closure of Tuticorin smelter.

EBITDA and EBITDA Margins

EBITDA for Q1 at ₹ 6,529 crore was up 31% on y-o-y basis on account of higher volumes at Aluminium and Oil & Gas business, higher availability at TSPL, higher commodity prices and currency depreciation. This was partially offset by lower volume at Zinc India, Zinc International, Iron Ore and Copper India business, and higher costs due to input commodity inflation.

EBITDA margin1 during the quarter was at 34% compared to 36% in Q1 FY2018.

Depreciation & Amortization

Depreciation was at ₹ 1,796 crore, higher by ₹ 348 crore y-o-y on account of higher charge at Zinc India due to higher ore production, higher charge at Oil & Gas business due to non-cash impairment reversal in Q4 FY 2018 and higher volumes, and capitalization at Aluminium business.

Finance Cost and Other Income

Finance cost during the quarter was ₹ 1,546 crore, lower by ₹ 80 crore y-o-y mainly due to temporary borrowing at Zinc India in Q1 FY2018 partially offset by higher interest rates in line with market rates.

Other income was lower by 62% y-o-y. This was primarily due to lower investment corpus due to dividend payout and mark-to-market impact on investments.

Taxes

Tax expense (before Exceptional items and DDT) was at ₹ 1,112 crore during the quarter, resulting in tax rate of 33%.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items and DDT for the quarter was ₹ 1,533 crore.

EPS for the quarter before exceptional items was at ₹ 4.13 per share.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 8

Unaudited Results for the First Quarter ended 30 June 2018

Balance Sheet

Our financial position remains strong with cash and liquid investments of ₹ 35,251 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Tier 1” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn fund based committed facilities of ~₹ 4,000 crore as on June 30, 2018.

As on 30 June 2018, gross debt was at ₹ 65,161 crore and net debt was ₹ 29,910 crore higher q-o-q on account of acquisition of ESL and proactive adjustment of working capital with borrowings.

Corporate

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•

Vedanta Limited recognized for the ‘Best Investor Relations Program’ (nominated by the sell-side) and for hosting the ‘Second Best Analyst Day’ (overall), in the Basic Materials industry, by the Institutional Investor Magazine’s 2018 all-Asia (ex-Japan) Executive Team rankings

•	Vedanta Limited received ’LACP Vision Award’ for developing one of the Top 5 Indian Annual Reports of 2017 and Silver Award within its industry

•	BALCO won the ’Chhattisgarh Gaurav Award’ for its contribution towards the development of the state

•	Vedanta Limited – Jharsuguda won AON Hewitt Best Employer Award for ‘Commitment to Engagement’.

•	Cairn Oil & Gas won 5th CII Environmental Best Practices Awards 2018 for most innovative environmental project with the broader title ‘Climate Change & Mitigation’.

•	TSPL won ‘Srishti Good Green Governance Award’ for outstanding performance in Environment Management.

•	SESA Goa received SECONA Shield Award 2018 for Innovative Practices & Technology.

•	HZL won ‘Safety Excellence Award 2018’ by ‘Frost & Sullivan TERI – Sustainability 4.0’ for its Safety Initiatives.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 8

Unaudited Results for the First Quarter ended 30 June 2018

•	HZL won ‘Best CSR Collective Action Leadership Award’ in India CSR – Leadership Summit & Awards for its contribution in the field of Community Development Programs.

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on Tuesday, 31 July 2018, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on July 31, 2018	India – 6:30 PM (IST)	Mumbai main access: +91 22 7115 8015 +91 22 6280 1114 Toll free numbers: 1800 120 1221 1800 266 1221
	Singapore – 9:00 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 2:00 PM (UK Time)	Toll free number 0 808 101 1573
	US – 9:00 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (31 July 2018 to 7 August 2018)		India +91 22 7194 5757 +91 22 6663 5757 Passcode: 20012#

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 8

Unaudited Results for the First Quarter ended 30 June 2018

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 8

Unaudited Results for the First Quarter ended 30 June 2018

and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 8